SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

Oct-07
( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	(x) Board of Directors	( ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,330,235	0.82229%	0.37968%
Share	Common, nominative, no nominal price and book-entry share				262	0.00003%	0.00003%
ADRs	Unibanco´s ADR				34,000	0.00000%	0.00000%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price*	Volume (R$) (3)
Share	Preferred , nominative, no nominal price and book- entry share	Stock Options	Sales	01.10.2007	43,333	12.49	541,229.17
		Stock Options	Sales	10.10.2007	148,566	12.91	1,917,244.23
			Total Sales	-	191,899	-	2,458,473.40
Share	Preferred , nominative, no nominal price and book- entry share	Stock Options	Purchase	10.10.2007	292,478	2.10	614,935.00

			Total Purchase	-	292,478	-	614,935.00
ADRs	Unibanco´s ADR		Sales	5.10.2007	9,000	145.78	1,312,021.80

			Total Sales	-	9,000	-	1,312,021.80
ADRs	Unibanco´s ADR		Purchase	11.10.2007	2,000	138.15	276,300.00
			Purchase	12.10.2007	2,000	139.89	279,780.00
			Purchase	15.10.2007	2,000	137.77	275,536.00
			Purchase	16.10.2007	1,000	136.50	136,500.00
			Purchase	19.10.2007	1,000	139.69	139,690.00
			Purchase	19.10.2007	1,000	137.75	137,750.00
			Total Purchase	-	9,000	-	1,245,556.00
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,430,814	0.41890%	0.19342%
Share	Common, nominative, no nominal price and book-entry share				262	0.00002%	0.00001%
ADRs	Unibanco´s ADR				34,000	0.00000%	0.00000%

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	(x) Board of Directors	( ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,330,226	0.97816%	0.64861%
Share	Common, nominative, no nominal price and book-entry share				28,337,826	5.11757%	0.00000%
ADRs	Unibanco´s ADR				34,000	0.00000%	0.00000%
Operations in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price*	Volume (R$) (3)
Share	Preferred , nominative, no nominal price and book- entry share	Stock Options	Sales	01.10.2007	43,333	12.49	541,229.17
		Stock Options	Sales	10.10.2007	148,566	12.91	1,917,244.23
			Total Sales	-	191,899	-	2,458,473.40
Share	Preferred , nominative, no nominal price and book- entry share	Stock Options	Purchase	10.10.2007	292,478	2.10	614,935.00

			Total Purchase	-	292,478	-	614,935.00
ADRs	Unibanco´s ADR		Sales	5.10.2007	9,000	145.78	1,312,022

			Total Sales	-	9,000	-	1,312,021.80
ADRs	Unibanco´s ADR		Purchase	11.10.2007	2,000	138.15	276,300.00
			Purchase	12.10.2007	2,000	139.89	279,780.00
			Purchase	15.10.2007	2,000	137.77	275,536.00
			Purchase	16.10.2007	1,000	136.50	136,500.00
			Purchase	19.10.2007	1,000	139.69	139,690.00
			Purchase	19.10.2007	1,000	137.75	137,750.00
			Total Purchase	-	9,000	-	1,245,556.00
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,430,805	0.49831%	0.33042%
Share	Common, nominative, no nominal price and book-entry share				28,337,826	5.11757%	0.00000%
ADRs	Unibanco´s ADR				34,000	0.00000%	0.00000%

(1)
In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.

(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note:
The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

Oct-07
( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILERIOS S.A.
Group and Related Persons	( ) Board of Directors	( X ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,799,787	0.89473%	0.41313%
Share	Common, nominative, no nominal price and book-entry share				212	0.00001%	0.00001%
Initial Balance (Eurobond)
Security / Derivative	Features of the Securities (2)				Principal amount (US$)	% of participation
						Same Type/Class	Total
Eurobond	Unibanco BRL 8,70% 11/02/2010				210,859	-	-
Initial Balance (ADR)
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type/Class	Total
ADR	Unibanco´s ADR				700	-	-
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book-entry share	Stock Options	Sales	05.10.2007	1,200	13.10	15,714.00
		Stock Options	Sales	02.10.2007	770	12.78	9,836.75
		Stock Options	Sales	09.10.2007	550	13.35	7,342.50
		Investshop	Sales	19.10.2007	770	12.47	9,601.90
		Stock Options	Sales	16.10.2007	1,300	12.49	16,237.00
		Stock Options	Sales	04.10.2007	1,300	12.51	16,256.50
		Stock Options	Sales	08.10.2007	8,000	13.14	105,120.00
		Stock Options	Sales	02.10.2007	1,350	12.78	17,246.25
		Stock Options	Sales	02.10.2007	1,200	12.78	15,330.00
		Investshop	Sales	05.10.2007	750	12.99	9,738.75
		Stock Options	Sales	02.10.2007	1,300	12.78	16,607.50
		Investshop	Sales	18.10.2007	700	12.73	8,907.50
		Stock Options	Sales	02.10.2007	1,200	12.78	15,330.00
		Stock Options	Sales	19.10.2007	1,300	12.47	16,211.00
		Stock Options	Sales	01.10.2007	1,350	12.64	17,057.25
		Stock Options	Sales	04.10.2007	1,350	12.64	17,057.25
		Stock Options	Sales	09.10.2007	13,333	12.08	161,062.64
		Stock Options	Sales	16.10.2007	2,700	12.49	33,723.00
		Investshop	Sales	02.10.2007	775	12.66	9,807.63
		Investshop	Sales	03.10.2007	750	12.95	9,712.50
		Investshop	Sales	03.10.2007	790	12.50	9,875.00
			Total Sales	-	59,405		756,779.30
Share	Preferred, nominative, no nominal price and book-entry share	Stock Options	Purchase	05.10.2007	6,000	2.46	14,751.00
		Stock Options	Purchase	02.10.2007	6,700	2.46	16,471.95
		Stock Options	Purchase	03.10.2007	40,000	2.33	93,100.00
		Stock Options	Purchase	16.10.2007	13,334	2.46	32,781.64
		Investshop	Purchase	16.10.2007	1,000	12.42	12,420.00
			Total Purchase	-	67,034	-	169,524.59
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,807,416	0.44795%	0.20683%
Share	Common, nominative, no nominal price and book-entry share				212	0.00001%	0.00001%
Final Balance (Eurobond)
Security / Derivative	Features of the Securities (2)				Principal amount (US$)	% of participation
						Same Type/Class	Total
Eurobond	Unibanco BRL 8,70% 11/02/2010				210,859	-	-
Final Balance (ADR)
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type/Class	Total
ADR	Unibanco´s ADR				700	-	-

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	( ) Board of Directors	( X ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,796,597	1.06374%	0.70536%
Share	Common, nominative, no nominal price and book-entry share				-	0.00000%	0.00000%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book-entry share	Stock Options	Sales	05.10.2007	1,200	13.10	15,714.00
		Stock Options	Sales	02.10.2007	770	12.78	9,836.75
		Stock Options	Sales	09.10.2007	550	13.35	7,342.50
		Investshop	Sales	19.10.2007	770	12.47	9,601.90
		Stock Options	Sales	16.10.2007	1,300	12.49	16,237.00
		Stock Options	Sales	04.10.2007	1,300	12.51	16,256.50
		Stock Options	Sales	08.10.2007	8,000	13.14	105,120.00
		Stock Options	Sales	02.10.2007	1,350	12.78	17,246.25
		Stock Options	Sales	02.10.2007	1,200	12.78	15,330.00
		Investshop	Sales	05.10.2007	750	12.99	9,738.75
		Stock Options	Sales	02.10.2007	1,300	12.78	16,607.50
		Investshop	Sales	18.10.2007	700	12.73	8,907.50
		Stock Options	Sales	02.10.2007	1,200	12.78	15,330.00
		Stock Options	Sales	19.10.2007	1,300	12.47	16,211.00
		Stock Options	Sales	01.10.2007	1,350	12.64	17,057.25
		Stock Options	Sales	04.10.2007	1,350	12.64	17,057.25
		Stock Options	Sales	09.10.2007	13,333	12.08	161,062.64
		Stock Options	Sales	16.10.2007	2,700	12.49	33,723.00
		Investshop	Sales	02.10.2007	775	12.66	9,807.63
		Investshop	Sales	03.10.2007	750	12.95	9,712.50
		Investshop	Sales	03.10.2007	790	12.50	9,875.00
		Stock Options	Sales	8.10.2007	16,667	13.14	219,004.38
			Total Sales	-	59,405	-	756,779.30
Share	Preferred, nominative, no nominal price and book-entry share	Stock Options	Purchase	05.10.2007	6,000	2.46	14,751.00
		Stock Options	Purchase	02.10.2007	6,700	2.46	16,471.95
		Stock Options	Purchase	03.10.2007	40,000	2.33	93,100.00
		Stock Options	Purchase	16.10.2007	13,334	2.46	32,781.64
		Investshop	Purchase	16.10.2007	1,000	12.42	12,420.00
			Total Purchase	-	67,034		169,524.59
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,804,226	0.53257%	0.68827%
Share	Common, nominative, no nominal price and book-entry share				-	0.00000%	0.00000%

(*)	Unit price, divided by 2 to reflect single share (1 UBB preferred share + 1 UH preferred share).
(1)
In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.

(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note:
The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 19, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.